May 21, 2012

Mr. Timothy F. Demers
Stevens & Lee
111 N 6th Street
P.O. Box 679
Reading, PA 19603-0679

RE: The DMS Funds
        333-180930; 811-22706

Dear Mr. Demers:

We have reviewed the registration statement on Form N-1A for The DMS Funds, filed with the Securities and Exchange Commission on April 25, 2012, registering one series, DMS India MidCap Index Fund (the "Fund"). We have the following comments:

Prospectus

Cover Page

1. Pursuant to Rule 473 of the Securities Act of 1933, please include a delaying amendment on the cover page of the registration statement.

Back Cover Page

2. It appears as though the back cover page of the prospectus was not included in the filing. Pursuant to Item 1(b) of Form N-1A, please include a back cover page in a pre-effective amendment.

Risk/Return Summary: Fee Table

3. Please change the captions in the fee table to the captions used in Form N-1A. For example, please change "Management Expenses" to "Management Fees" and change "12b-1 Distribution Fee" to "Distribution [and/or Service] (12b-1) Fees."

4. Please verify that the fee table includes a good faith estimate of all the fees and expenses of the Fund for the first year of operations, including an estimate of acquired fund fees and expenses, if any.

5. Please remove the second footnote describing the agreement to waive fees. A footnote describing a waiver agreement may only be included if (a) the expenses exceed the expense limit and (b) if the agreement will remain in place for no less than one year from the date of the prospectus. In addition, the waiver agreement should be filed as an exhibit.

6. Please include a footnote to the fee table that explains that the Fund may incur Indian capital gains tax. For the Fund's annual update, the Indian capital gains tax must be included in the fee table as an operating expense.

7. For the expense example below the fee table, please revise the heading and the introductory paragraph so that "example" is singular, not plural. In addition, for new funds, the expense example should only show the expenses for 1 and 3 years; please delete the 5 and 10 year expenses.

8. Under the heading, "Portfolio Turnover," please delete the last two sentences.

Risk/Return Summary: Investments, Risks, and Performance

9. Under the heading, "Primary Investment Strategies," please provide additional details about the Fund's investment strategies. For example, please disclose whether the Fund intends the replicate the index or hold only a representative sample of the companies in the index and state whether the holdings will be equal weighted or whether the weighting will be substantially the same as the index. In addition, please provide information concerning the companies that make up the CNX Midcap Index. For example, please discuss or provide a table showing the industry or sector weightings of the index. We may have additional comments.

10. Under the heading, "Primary Risks," please add and discuss the following risks:

    a) Risk of investing in an emerging market
    b) Risk of investing in mid-cap companies
    c) Risk that neither the adviser nor the portfolio manager has experience managing a mutual fund, if appropriate
    d) Specific risks of investing in India

11. Under the heading, "Annual Total Returns," please delete all performance data for the CNX Midcap Index. The sentences, "The Fund has not yet begun operations, and thus has no return data as of yet." and "Updated performance information is available on our website at DMSFunds.com, or by calling toll-free at 800-_____." may remain, but all other disclosure including the chart and table should be deleted. Please replace "Annual Total Returns" with "Performance." Please note that future

prospectus updates that include performance should include "Average Annual Total Return" in the "Performance" section, rather than "Annual Total Return."

Management

12. Under the heading, "Portfolio Manager," please include the month and the year that the portfolio manager will begin service for the Fund.

Payments to Financial Intermediaries

13. Please verify that neither the Fund nor any of its related companies will pay financial intermediaries for the sale of Fund shares or related services. If that is so, delete this heading and the related disclosure, as permitted by Item 8 of Form N-1A.

Investing in Index Funds

14. Under this heading, the disclosure states, "Index funds typically have the following characteristics: Variety of investments. Most index funds generally invest in the securities of a wide variety of companies and industries." This statement may be inaccurate given that a number of indices are targeted or sector-specific. Please revise. Further, please disclose whether or not this is an accurate description of the Fund. If appropriate, please disclose any sectors and/or industries in which the Index and, therefore, the Fund may have significant weightings.

15. Under this heading, the disclosure states, "Index funds typically have the following characteristics: Low cost. Index funds are inexpensive to run compared with actively managed funds. They have low or no research costs and typically keep trading activity – and thus brokerage commissions and other transactions costs – to a minimum." This disclosure may be potentially misleading. The Fund's expense ratio (0.96%) may not be considered low by all investors. Please revise this disclosure.

16. In this section and elsewhere in the registration statement, the disclosure makes reference to "Funds" and "all share classes." Because this registration statement offers one Fund with one class of shares, please correct the references to multiple Funds and multiple share classes and make them singular.

17. Under the heading, "Costs of Investing," the disclosure states, "Note that in the case of this Fund, the investment objective is fundamental and cannot be changed without a shareholder vote." Pursuant to Item 9(a) of Form N-1A, please state the Fund's investment objective.

India Midcap Stock Market Returns (2003-2011)

18. Under this heading, the disclosure states, "Note that the CNX Midcap Index does not take into account returns for emerging markets, which can be substantially more volatile, and substantially less liquid, than the more developed markets included in this Index." This disclosure appears misleading. The CNX Midcap Index is comprised of mid-cap companies in India, which is an emerging market country. Please revise the disclosure.

19. In describing the Fund's investment strategies, please disclose how often the CNX Midcap Index is rebalanced.

20. Pursuant to Instruction 6 to Item 9(b)(1) of Form N-1A, please disclose, if applicable, that the Fund may take temporary defensive position and disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its objective).

21. Pursuant to Item 9(d) of Form N-1A, please state that a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available (i) in the Fund's Statement of Additional Information ("SAI"); and (ii) on the Fund's website, if applicable.

India Midcap Stock Market Returns (2003-2011)

22. Please revise the table to include only the average annual 1-, 3-, and 5-year, and since inception total returns and remove the best and worst returns. In addition, you may include a bar chart that includes the annual total returns of the index for each of the calendar years.

Regional Versus Broad International Investing

23. The disclosure under this heading does not appear to relate to the Fund. The Fund will invest exclusively in one country, not a region. Please remove this disclosure or explain to us how this disclosure relates to the Fund.

Foreign Tax and Regulatory Risk

24. Under this heading, the disclosure states, "[T]he Fund will likely be subject to certain Indian taxes, such as capital gains tax." Please discuss the tax rates or the extent of Indian taxes.

25. Under this heading, the disclosure states, "In the future, the Fund may explore the possibility of forming a subsidiary under the laws of Mauritius or another country that has a tax treaty in effect between India and such country." Please note that if

the Fund forms a subsidiary, that would be a material change to the Fund's registration statement, and the Fund should file an amendment to its registration statement to be reviewed by the staff of the Securities and Exchange Commission (the "Commission").

Policies to Address Frequent Trading

26. Under this heading, the disclosure states, "Certain DMS funds charge shareholders purchase and/or redemption fees on transactions." Please revise this sentence and disclose that the Fund charges a 2% redemption fee on shares redeemed within 30 days of purchase.

Investment Advisor

27. Under this heading, the disclosure states, "The Advisor has agreed to waive its fees, and/or to directly pay the expenses or reimburse the Fund as necessary, to keep the Fund's operating expenses below 0.96%, except for certain expenses relating to ___." This disclosure appears slightly different than the footnote to the fee table and the related disclosure in the SAI. Please be consistent.

28. Pursuant to Item 10(a)(1)(iii), please include a statement that a discussion regarding the basis for the board of trustees approving the investment advisory contract of the Fund is available in the Fund's annual or semi-annual report to shareholders, as applicable.

Share Price

29. Pursuant to Item 11(a)(3) of Form N-1A, please identify the national holidays and any regional holidays when the Fund's shares will not be priced.

Trade Date

30. Under this heading, the disclosure states, "For purchases by electronic bank transfer not using an Automatic Investment Plan: If the purchase request is received by the Fund on a business day before 10 p.m., Eastern time, the trade date generally will be the next business day. If the purchase request is received on a business day after 10 p.m., Eastern time, or on a nonbusiness day, the trade date will be the second business day following the day the Fund receives the request." Please explain to the staff the need for the trade date to be delayed an additional day when a purchase request by electronic bank transfer is received by the Fund between 10:00 p.m. and 4:00 p.m. the next day. In addition, please explain how this policy complies with Item 11(a)(2) of Form N-1A.

Redemption Fee

31. Under this heading the disclosure states, "The fee applies if you redeem shares by selling or by exchanging to another DMS fund, or if DMS liquidates your Fund account because the balance falls below $1,000 for any reason, including market and currency fluctuation." Please provide the staff the legal basis for charging a redemption fee when DMS liquidates an account because the balance has fallen below $1,000 due to market or currency fluctuations.

Financial Highlights

32. Under this heading, please remove the chart and all disclosure except for the first sentence.

STATEMENT OF ADDITIONAL INFORMATION

Fund History

33. Pursuant to Item 15 of Form N-1A, please provide the date and form of organization of the Fund and the name of the state in which the Fund is organized.

Description of the Fund

34. Pursuant to Item 16 of Form N-1A, please state that the Fund is an open-end, management investment company and indicate whether or not the Fund is diversified.

Fundamental Policies

35. Pursuant to Item 16(c) of Form N-1A, please describe the Fund's policy with respect to concentrating investments in a particular industry or group of industries and making loans. In addition, the Fund's policy on borrowing should be a fundamental policy that cannot be changed without shareholder approval.

Board of trustees and officers

36. Pursuant to Item 17(b)(10) of Form N-1A, please discuss for each trustee the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director of the Fund in light of the Fund's business and structure. If material, this information should cover more than the past five years.

37. Under this heading, the disclosure states, "Each independent trustee has a significant record of accomplishments in governance, business, not-for-profit

organizations, government service, academia, law, accounting or other professions." From the table that provides each trustee's principal occupation for the past five years, it appears that none of the trustees has experience in not-for-profit organizations, government service, academia, law, or accounting. Please revise the disclosure referenced above to better reflect the experience of the trustees.

38. In the table for the trustees, please provide all information required by Item 17(a) of Form N-1A. In addition, please provide the same information for the officers of the Fund.

39. Under the subheading, "Leadership structure," please provide the name of the Lead Independent Trustee.

Investment Adviser

40. Pursuant to Item 20(b) of Form N-1A, please describe the structure of, and the method used to determine, the compensation of the portfolio manager.

GENERAL

41. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

42. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

43. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

44. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant